

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2019

Mary Anne Heino
Chief Executive Officer
Lantheus Holdings, Inc.
331 Treble Cove Road
North Billerica, MA 01862

Re: Lantheus Holdings, Inc.
Registration Statement on Form S-4
Filed November 12, 2019
File No. 333-234627

Dear Ms. Heino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Morton Pierce, Esq.